Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-80995 of R.R. Donnelley on Form S-8 of our report dated June 26, 2009, with respect to the statements of net assets available for benefits of the RR Donnelley Savings Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008, annual report on Form 11-k of the RR Donnelley Savings Plan.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois
June 30, 2009